TerM Sheet No. ELN-27

to PRODUCT SUPPLEMENT NO. I–G DATED June 18, 2020

To the Prospectus Supplement dated JUNE 18, 2020 and

Prospectus dated JUNE 18, 2020

Free Writing Prospectus ELN-27

Registration Statement No. 333-238458-02

Merck & Co., Inc. – Equity Linked Notes due September 24, 2027

Final Terms dated September 17, 2020

Issuer:	Credit Suisse AG, acting through its London Branch
Principal Amount:	$59,800,000
Principal Amount per Security:	$1,000
Issue Price:	100%
Proceeds to Issuer:	100% / $59,800,000
Underlying:	Common stock of Merck & Co., Inc. (Bloomberg Ticker: MRK UN <Equity>)
Reference Share Issuer:	The issuer of the Underlying
Trade Date:	September 17, 2020
Issue Date:	September 24, 2020
Valuation Date:	September 21, 2027, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.”
Maturity Date:	September 24, 2027, subject to postponement as set forth in any accompanying product supplement under “Description of the Securities—Postponement of calculation dates.” If the Maturity Date is not a business day, the Redemption Amount will be payable on the first following business day, unless that business day falls in the next calendar month, in which case payment will be made on the first preceding business day.
CUSIP/ISIN:	22552WLX1 / US22552WLX10
Initial Level:	$85.4369
Final Level:	The closing level of the Underlying on the Valuation Date.
Conversion Ratio:	8.15648, which is a number equal to $1,000 / [(1 + Premium) × Initial Level], rounded to 5 decimal places.
Premium:	43.50%
Reference Value:	The product of the Final Level multiplied by the Conversion Ratio.
Redemption Amount:	At maturity, for each $1,000 principal amount of securities, the Redemption Amount will be:
• If the Reference Value is greater than $1,000, the Reference Value.
• If the Reference Value is equal to or less than $1,000, $1,000.
Adjustments:	The share adjustment factor will be adjusted to reflect any Ordinary Cash Dividend (as defined below) on the Underlying that is different (higher or lower) than the Base Dividend or if no Ordinary Cash Dividend is declared for a quarter. See the relevant pricing supplement.
Base Dividend:	$0.61 per calendar quarter, subject to adjustment by the calculation agent as set forth in the relevant pricing supplement.
Calculation Agent:	Credit Suisse International
Events of Default and Acceleration:	In case an event of default (as described in the accompanying prospectus) with respect to any issuance of securities shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the securities will be determined by the calculation agent and will equal, for each security, the amount to be received on the Maturity Date, calculated as though the date of acceleration were the Valuation Date. For the avoidance of doubt, these provisions shall supersede the provisions set forth in “Description of the Securities—Events of default and acceleration” in any accompanying product supplement.
Business Days:	New York
Governing Law:	New York
Minimum Denominations:	$1,000 and $1,000 increments thereafter

Credit Suisse currently estimates the value of each $1,000 principal amount of the securities on the Trade Date is $975 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”).

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this free writing prospectus, the relevant pricing supplement, or the accompanying product supplement, the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read this communication together with the Pricing Supplement dated September 17, 2020, Product Supplement No. I-G dated June 18, 2020, Prospectus Supplement and Prospectus, each dated June 18, 2020, to understand fully the terms of the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse will arrange to send you the product supplement, prospectus supplement and prospectus if you so request by calling toll free 1-877-927-7335.